UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2017

Registration No. 001-38208

Dragon Victory International Limited

Suite B1-901, No.198, Qidi Road,
Xiaoshan District, Hangzhou, PRC

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

On October 23, 2017, Mr. Yu Han, Chief Executive Officer of Dragon Victory International Limited (“LYL,” “Dragon Victory” or the “Company”), a company that offers reward-based crowdfunding opportunities and quality incubation services to entrepreneurs in China, has tendered his resignation as Chief Executive Officer of the Company, President and chairman of the Board of Directors (the “Board”), effective immediately due to personal reasons. The Board has accepted Mr. Han’s resignation. Mr. Han will remain as the Company’s principal shareholder. “I look forward to continue to support the Company as a principal shareholder, in any way I can,” commented Mr. Han.

Mr Jianjun Sun, was appointed and approved by the Board to assume the role of Chief Executive Officer, a director and chairman of the Board, as well as member of the compensation committee, effective immediately.

“On behalf of LYL, I would like to thank Mr. Yu Han for his service. Under Mr. Han’s excellent stewardship, LYL has continued to expand its operation, enhance its brand name, and successfully completed its initial public offering on the NASDAQ Capital Market. We wish him the best in his future endeavors,” Mr. Xiaohua Gu, Chief Financial Officer of LYL, said. “I am also pleased to welcome Mr. Jianjun Sun as our new Chief Executive Officer, who will bring his wealth of experiences in business management, and we look forward to his contributions in this role.”

The Company and Mr. Sun have entered into an employment agreement dated October 23, 2017, for an annual salary of $300,000.

From June 2015 to September 2017, Mr. Sun was a director responsible for administrative affairs, human resources, accounting and asset management, for Hangzhou Qinghefang Asset Management Co. Ltd., a state-owned enterprise with an asset value of RMB 600 million. From June 2015 to September 2017, Mr. Sun was also a party affairs director of Hangzhou Qinghefang District Joint Committee, responsible for managing Hangzhou Qinghefang Historical District Management Committee, a governmental agency. From July 2012 to May 2015, Mr. Sun was also the Division Chief of Administrative and Management Affairs Division, Hangzhou Qinghefang Historical District Management Committee, and was responsible for administrative affairs, human resources, accounting and asset management. Mr. Sun received a bachelor’s degree in economics and management from Nanjing Political Institute in 1999.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dragon Victory International Limited

Date: October 25, 2017	By:	/s/ Xiaohua Gu
		Name:	Xiaohua Gu
		Title:	Chief Financial Officer